Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

Cigna Corporation made the following statements during its second quarter 2016 earnings call, held July 29, 2016.

THOMSON REUTERS STREETEVENTS

David Cordani - Cigna Corporation - President & CEO
Now turning briefly to our pending combination, as you've recently seen, the United States Department of Justice has sued to block the proposed combination with Anthem. Given the nature of the concerns raised by the DOJ and the overall status of the regulatory process, which, under the merger agreement, is led by Anthem, we stepped back briefly to evaluate our options, consistent with our obligations under the merger agreement.
As part of this evaluation, we obviously sought to deeply understand the various and significant concerns of the DOJ and the states that have joined on, as well as the [past] to possibly address their broad and specific concerns.
So to be clear, we have and will continue to fulfill our contractual obligations. If there is a successful combination to be completed, it is clearly our intent and commitment to continue to provide the support as we have dedicating significant resources, time and effort to do so. If there is not a combination to be completed, we will seek to improve shareholder value by accelerating growth in our core strong performing businesses, improve the results of our underperforming businesses, seek to pursue additional growth opportunities and finally, seek to further create shareholder value with the tremendous capital flexibility we have created over the last several years.

A.J. Rice - UBS - Analyst
Okay. And then just as my follow-up, appreciate the comments, David, you offered about the DOJ process and so forth, and it makes sense that they came out with a decision to challenge the deal and you wanted to evaluate your options. Am I hearing you right to assume that that evaluation process, whatever it entailed, has happened and that now Cigna's basically view is we are going to play out the litigation and the interaction with the DOJ through to its conclusion as whatever evaluation was done has concluded? Is that the way to think about it?

David Cordani - Cigna Corporation - President & CEO
A.J., yes and a but. So you are absolutely correct. In my prepared remarks, I indicated we briefly stepped back. We wanted to make sure we understood the fact statements from the DOJ and the states quite well and deeply and understand that. The but aspect of it means we are fully engaged and continue to be fully engaged in the process with full support of all contractual obligations as we have provided.
But to continue on that dialogue, to be clear, as we noted, Anthem has been running the regulatory process, which is consistent with the contract. Anthem independently decided to pursue the lawsuit with the DOJ. As such, we are party of that suit. We will take the appropriate steps obviously to protect the interests of our shareholders, which includes ongoing evaluation and monitoring of all options as they unfold, but we are fully engaged in the process, as you noted. And we should think about that.
The but is it's a dynamic process, right? There's no static processes in life and this is not a static process, but we are fully engaged.

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This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; the impact of modifications to our operations and processes, including those in our disability business;our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.